Exhibit 99.2

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Brunei: Total to resume exploration operations on Block CA-1
Paris, September 22, 2010 — Total announces the signature of a Deed of Amendment (DOA) with PETROLEUM BRUNEI on the Brunei deepwater Block CA-1, previously known as Brunei Block J. The DOA amends the original Production Sharing Contract of Block J signed in 2003 and allows PETRONAS Carigali Overseas and Canam Brunei, a wholly-owned subsidiary of Murphy Oil Corporation, to join the existing consortium. With the DOA in place, Total will remain the operator with a 54% interest, alongside partners BHP Billiton, Hess, PETRONAS Carigali Overseas and Murphy Oil.
The Deepwater Block CA-1 covers an area of more than 5,850 square kilometres in the deepwater areas of Brunei in water depths ranging from 1,000 to 2,750 metres. It is located about 100 kilometres northwest of the coast of Brunei Darussalam.
Marc Blaizot, Senior Vice President, Geosciences at Total Exploration & Production, declared: “Total is very satisfied with the signature of this agreement which will enable exploration operations to resume on this promising block, and a drilling campaign to start within a short period of time based on the seismic studies already performed. Total is also pleased to reinforce its partnership with PETROLEUM BRUNEI and PETRONAS Carigali through this contract and to welcome Murphy as a new partner in the consortium.”
Total Exploration & Production in Brunei
Present in Brunei since 1986, Total operates the Maharaja Lela / Jamalulalam field, located in Block B, with an average production of gas and condensate that reached more than 28,000 barrels of oil equivalent per day in 2009. The gas is delivered to the Brunei LNG plant.
Total Exploration & Production in Asia — Pacific
Total’s share of production in the Asia-Pacific region averaged 250,000 barrels of oil equivalent per day in 2009, accounting for 11% of the Group’s total output and more than 50% of its liquefied natural gas (LNG) output. Its biggest presence is in Indonesia, where Total has operated the Mahakam Block since 1970 and is one of the country’s leading producers of natural gas. The Group also produces gas in Thailand, Myanmar and the Sultanate of Brunei.
Total diversified its assets with the acquisition of interests in a number of exploration contracts in Australia, Cambodia, Malaysia and Vietnam. In Australia, it has a 24%

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
interest in Ichthys LNG project, in partnership with INPEX, and it recently acquired a 20% interest in the GLNG project in partnership with Santos and Petronas. In China Total has signed a production sharing contract with China National Petroleum Corporation to study the natural gas resources of the South Sulige Bloc.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com